FORM 1-SA

SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the semi-annual period ended June 30, 2024

Robert Ventures Holdings LLC

Commission File No. 024-12331

Delaware

(State or other jurisdiction of incorporation or organization)

E.I.N.: 88-2522056

2810 N. Church St. #28283

Wilmington, Delaware 19802

Office: (302) 404-6341

Email: info@robertventures.com

All correspondence:

Arden Anderson, Esq.

Dodson Robinette PLLC

1431 E. McKinney St. Suite 130

Denton, TX 76209

EMAIL FOR CORRESPONDENCE: arden@crowdfundinglawyers.net

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this Special Financial Report on Form 1-SA (“Report”) of Robert Ventures Holdings LLC (the “Company”, “we”, “our” or “us”) that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance, or achievements that we express or imply in this Report or in the information incorporated by reference into this Report.

The forward-looking statements included in this Report are based upon our current expectations, plans, estimates, assumptions, and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive, and market condition and future business decision, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. The Company does not promise to update any forward-looking statements to reflect changes in the underlying assumptions or factors, new information, future events, or other changes.

The Company’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of these financial statements requires our management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On a regular basis, we evaluate these estimates. These estimates are based on management’s historical industry experience and on various assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

•changes in economic conditions generally and the real estate market specifically;

•limited ability to dispose of assets because of the relative illiquidity of real estate investments;

•intense competition in the real estate market that may limit our ability to attract or retain tenants or re-lease units;

•defaults on or non-renewal of leases by tenants;

•increased interest rates and operating costs;

•our failure to obtain necessary outside refinancing;

•decreased rental rates or increased vacancy rates;

•changes in multi-family or geographic market trends;

•changes in real estate and zoning laws and increases in real property tax rates and values;

•failure of acquisitions to yield anticipated results;

•failure to achieve the target returns, internal rate of return, multiple and distributions to Members;

•legislative or regulatory changes impacting our business or our assets; and

•exposure to liability relating to environmental and health and safety matters.

ROBERT VENTURES HOLDINGS LLC

SPECIAL FINANCIAL REPORT ON FORM 1-SA

For the Period ended June 30, 2024

FINANCIAL STATEMENTS

Financial Statements for the Six Month Period Ended June 30, 2024

Robert Ventures Holdings LLC and Subsidiaries Consolidated Balance Sheets
June 30, 2024 and 2023

	2024	2023
Assets
Current assets
Cash and cash equivalents	$94,714	$14,606
Total current assets	94,714	14,606
Property held for investment	2,327,767	1,113,239
Other Assets
Deposits	535	-
Deferred costs, net of amortization	8,658	-
Total Assets	$2,431,674	$1,127,845

Liabilities
Current liabilities
Current portion of long-term debt
	$633,305	$249,136
Accounts payable and accrued expenses	10,600	-
Total current liabilities	643,905	249,136
Due to related parties	279,602	197,487
Non-current portion - long-term debt	963,194	103,000
Total Liabilities	1,886,701	549,623

Members' Interest
Members' interest attributable to Parent	$449,741	$797,929
Members' capital contributions attributable to Parents	-	390,000
Members' withdrawals attributable to Parent	-	(772,322)
Net loss attributable to Parent	(78,428)	(7,492)
Total members' interest attributable to Parent	371,313	408,115
Members' interest attributable to NonControlling Interest (NCI)	192,793	173,318
Net loss attributable to NonControlling Interest (NCI)	(19,133)	(3,211)
Total members' interest attributable to NonControlling Interest (NCI)	173,660	170,107
Total members' interest	544,973	578,222
Total liabilities and members' interest	$2,431,674	$1,127,845

See the Accompanying Notes to the Financial Statements

Robert Ventures Holdings LLC and Subsidiaries Consolidated Statements of Operation
Six Months Ended June 30, 2024 and 2023

	2024	2023

Revenue	$-	$-
General and Administrative Expenses
Bank fees	621	506
Dues and subscriptions	352	655
Interest expense	63,338	10,899
Amortization	33,250	-
Professional fees	-	1,000

Total general and administrative expenses	97,561	13,060

Other Income
Interest income	-	2,357

Net loss	$(97,561)	$(10,703)

Net loss attributable to Parent	$(78,428)	$(7,492)
Net loss attributable to NonControlling Interest (NCI)	(19,133)	(3,211)
	$(97,561)	$(10,703)

See the Accompanying Notes to the Financial Statements

Robert Ventures Holdings LLC and Subsidiaries
Consolidated Statements of Members' Interest
Six Months Ended June 30, 2024 and 2023

	Robert Ventures Holdings	Non- Controlling Interest	Total

Balance - January 1, 2023	$797,929	$173,318	$971,247
Members' capital contributions	390,000	-	390,000
Members' withdrawals	(772,322)	-	(772,322)
Net loss	(7,492)	(3,211)	(10,703)
Balance - June 30, 2023	$408,115	$170,107	$578,222

Balance - January 1, 2024	$449,741	$192,793	$642,534
Net loss	(78,428)	(19,133)	(97,561)
Balance - June 30, 2024	$371,313	$173,660	$544,973

See the Accompanying Notes to the Financial Statements

Robert Ventures Holdings LLC and Subsidiaries
Consolidated Statements of Cash Flows
Six Months Ended June 30, 2024 and 2023

	2024	2023
Cash Flows From Operating Activities
Net loss	$(97,561)	$(10,703)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization	33,250	-
Changes in operating assets and liabilities:
Other assets	2,072	983
Accounts payable	(4,023)	-
Net cash used in operating activities	(66,262)	(9,720)

Cash Flows From Investing Activities
Purchase of property held for investment	(631,864)	(718,648)
Net cash used in investing activities	(631,864)	(718,648)

Cash Flows From Financing Activities
Issuance of new notes payable	722,933	105,000
Cash contribution from subsidiary	-	9,490
Members' capital contributions	-	390,000
Members' withdrawals	-	(731,780)
Costs of new financing fees	(3,575)	-
Net cash provided by (used in) financing activities	719,358	(227,290)

Net Increase (Decrease) In Cash and Cash Equivalents	21,232	(955,658)
Cash and Cash Equivalents - January 1	73,482	970,264

Cash and Cash Equivalents - June 30	$94,714	$14,606
Supplemental disclosure of cash flow information Cash paid during the year for interest	$63,338	$10,899

See the Accompanying Notes to the Financial Statements

Robert Ventures Holdings LLC and Subsidiaries
Notes to the Consolidated Financial Statements
Six Months Ended June 30, 2024 and 2023

Note 1. Company and Summary of Significant Accounting Policies

Robert Ventures Holdings LLC (the Company) was established in May 2022 in the state of Delaware. Dedicated to strategic investments in digital assets and real estate, the Company plans to allocate between thirty and seventy percent of its raised funds into real estate, focusing initially on the Outer Banks area of North Carolina. The Company’s real estate strategy involves purchasing land and constructing new homes, particularly targeting the entry-level market, with an expected project duration of approximately ten months from obtaining building permits to selling the completed property. In additional to real estate, The Company is committed to investing in digital assets with plans to hold these investments over several years and secure them in custody solutions. The proportion of capital dedicated to digital assets will also range from thirty to seventy percent, contingent to market opportunities and the Company’s internal risk assessment at specific price points, utilizing its bespoke models to identify prime purchasing periods. The consolidated financial statements represent the financial statements of the parent, Robert Ventures Holdings LLC, and its subsidiaries, RV Digital LLC and KS OBX LLC.

Basis of Presentation

The accompanying consolidated financial statements have been presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP) as detailed in the Financial Accounting Standards Board’s Accounting Standards Codification (“FASB ASC”). The Company has adopted a calendar year-end.

Cash and Cash Equivalents

For purposes of the consolidated statement of cash flows, the Company considers all highly liquid investments available for current use with an initial maturity of three months or less to be cash equivalents. Cash equivalents whose use is limited are not considered cash and cash equivalents, for purposes of the statement of cash flows.

Startup Costs

In accordance with GAAP, the Company classifies its startup costs into two categories: (a) organization costs and (b) deferred offering costs. Organization costs are expensed as incurred and deferred offering costs, which consist of certain costs incurred in connection with investment offering, are capitalized and amortized over a 12-month period. For the six months ended June 30, 2024 and 2023 the Company incurred $3,575 and $-0-, respectively, in deferred costs and $0 in organization costs. The Company recognized amortization expense of $33,250 and $-0- for the six months ended June 30, 2024 and 2023, respectively.

Risks and Uncertainties

The Company is subject to a number of risks similar to those of other companies of similar size in its industry, including, but not limited to, the need to identify appropriate property for development, the need for additional capital (or financing) to fund operating losses (see below), competition from larger companies, dependence on key individuals.

The Company has cash available on hand and believes that this cash will be sufficient to fund operations and meet its obligations as they come due within one year from the date these consolidated financial statements are issued. The Company’s long-term success is dependent upon its ability to successfully raise additional capital as needed, increase revenues, and, ultimately, to achieve profitable operations.

Robert Ventures Holdings LLC and Subsidiaries
Notes to the Consolidated Financial Statements
Six Months Ended June 30, 2024 and 2023

Note 1. Company and Summary of Significant Accounting Policies (continued) Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Income Tax Status

The Company is organized as a limited liability company. For U.S. federal income tax purposes, taxes related to income earned by the Company represent obligations of the member and have not been reflected in the consolidated statement of operations.

Accounts Receivable

Accounts receivable are stated at net realizable value. A receivable is considered past due if the Company has not received payments based on agreed-upon terms. The Company generally does not require any security or collateral to support its receivables. There was no allowance for doubtful accounts for the six months ended June 30, 2024 and 2023.

Other Assets

Other assets primarily consists of earnest money and utility deposits. As of June 30, 2024 and 2023 other assets totaled $535 and $-0-, respectively.

Advertising

The Company expenses advertising costs as incurred. Advertising and marketing expense was $0 for the six months ended June 30, 2024 and 2023.

Compensated Absences

The Company does not record a liability for unpaid accumulated sick and vacation pay since there is no policy to pay any amounts when employees separate from service.

Robert Ventures Holdings LLC and Subsidiaries
Notes to the Consolidated Financial Statements
Six Months Ended June 30, 2024 and 2023

Note 1. Company and Summary of Significant Accounting Policies (continued) Recently Adopted Accounting Guidance

During February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842)”. This ASU was the result of a joint project of the FASB and the International Accounting Standards Board (“IASB”) to increase transparency and comparability among entities by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The guidance in this ASU affects any Company that enters into a lease (as defined in this ASU), with some specific scope exemptions. The guidance in this ASU will supersede current topic 840, Leases. This ASU provides that lessees should recognize lease assets and lease liabilities on the balance sheet for leases previously classified as operating leases that exceed 12 months in duration, including leases existing prior to the effective date of this ASU. This ASU also requires enhanced leasing arrangement disclosures. The amendments of ASU No. 2016-02 are effective for non-public companies for annual reporting periods beginning after December 15, 2021, and interim periods beginning one year later, December 15, 2022. The Company had no leases as of June 30, 2024.

Note 2. Revenue Recognition

In May 2014, the FASB issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606), which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The Company adopted ASU No. 2014-09 and its related amendments (collectively, known as ASC 606, Revenue from Contracts with Customers) effective May 3, 2022. Revenue is recognized when control of the promised services are transferred to customers at an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services.

Note 3. Property Held for Investment

The Company classifies land and other property intended to be sold for profit in the future as inventory. As of June 30, 2024 and 2023, the Company had $2,327,76 and $1,113,239, respectively, inventory held for future sale.

Note 4. Concentration of Credit Risk

The Company places its cash, which may at times be in excess of FDIC insurance limits, with high quality financial institutions. At various times throughout the eight-month period, amounts exceeded the federally insured limits. As of June 30, 2024, the Company had $0 included in cash and cash equivalents that were not FDIC insured.

Note 5. Related-Party Arrangements

The Company occasionally incurs expenses that are paid by the Company’s manager, a related entity. Consequently, as of June 30, 2024 and 2023, the Company recorded $84,115 and $-0-, respectively in due from related parties as a liability in the accompanying consolidated balance sheet.

Additionally, as of June 30, 2024 and 2023, the Company owed $195,487 and $197,487, respectively, to the brother of the individual who is the current Manager of the Manager of the Company. The note payable carries an interest only payment term, incurring interest at 5% annually. The loan is set to mature in October of 2030.

Robert Ventures Holdings LLC and Subsidiaries
Notes to the Consolidated Financial Statements
Six Months Ended June 30, 2024 and 2023

Note 6. Non-controlling Interests

On February 20, 2023, the Company and an unrelated Organization, Elk Renovations LLC, formed KS OBX LLC. Per terms of the Agreement, Elk Renovations LLC has a non-controlling interest of 30% of the equity of KS OBX LLC, which is $173,660 and $170,107 as of June 30, 2024 and 2023, respectively. During the six months ended June 30, 2024 and 2023, the net loss attributable to the Company was split per terms of the Agreement, with the Company assuming $78,428 and $7,492, respectively, and Elk Renovations LLC assuming $19,133 and $32,11, respectively.

Note 7. Long-Term Debt
Long-term debt consisted of the following as of June 30:
	2024	2023
Note payable - Towne Bank - due in monthly interest only payment of $1,824, including interest at 8.5%, through April 2029	$ 248,194	249,136
Note payable - Valiant Builder Finance LLC - due in variable monthly interest only payments. Interest rate is Prime plus 1.5%. The effective interest rate as of June 30, 2024 was 10%. Payments are due through July 2024.	327,810	-
Note payable - Valiant Builder Finance LLC - due in variable monthly interest only payments. Interest rate is Prime plus 1.5%. The effective interest rate as of June 30, 2024 was 10%. Payments are due through August 2024.	202,495	-
Note payable - Patricia Midgett - due in monthly interest only payment of $671, including interest at 7.0%, through May 2025	103,000	103,000
Note payable - Patricia Midgett - due in monthly interest only payment of $583, including interest at 7.0%, through October 2025	115,000	-
Note payable - Patricia Midgett - due in monthly interest only payment of $671, including interest at 7.0%, through October 2025	100,000	-
Note payable - Stone Bay Holdings - due in monthly interest only payment of $2,500, including interest at 12.0%, through February 2026	250,000	-
Note payable - Steven Lloyd - due in monthly interest only payment of $2,292, including interest at 11.0%, through February 2026	250,000	-
	1,596,499	352,136
Less: current portion	633,305	103,000
Long-term debt	$ 963,194	$ 249,136

Interest expense on long-term debt was $63,338 and $10,899 for the six months ended June 30, 2024 and 2023, respectively.

Robert Ventures Holdings LLC and Subsidiaries
Notes to the Consolidated Financial Statements
Six Months Ended June 30, 2024 and 2023

Note 7. Long-Term Debt (continued)

Future maturities of long-term debt are as follow:

Six months ending June 30, 2025
2025	$633,305
2026	715,000
2027	-
2028	-
2029	248,194
$1,596,499

Note 8. Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has not yet generated any revenue. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for a period of twelve months from the issuance date of this report. During the six months ended June 30, 2024 the Company incurred operating expenses, however, the Company filed a Form 1-A Regulation A Offering Statement, which, if declared effective, will allow the Company to raise funds.

No assurances can be given that the Company will achieve success, without seeking additional financing. There also can be no assurances that the Form 1-A will result in additional financing or that any additional financing if required, can be obtained, or obtained on reasonable terms acceptable to the Company. These consolidated financial statements do not include adjustments related to the recoverability and classifications of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Note 9. Subsequent Events

The Company’s management has evaluated subsequent events and transactions for potential recognition or disclosure through November 13, 2024.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Special Financial Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Robert Venture Holdings LLC By: Robert Ventures LLC
its Manager

By:	/s/ Joseph Robert
Joseph Robert, its Manager

Date:	December 9, 2024

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Joseph Robert	Manager of the Manager	December 9, 2024
Joseph Robert	(principal executive officer and principal financial and accounting officer)